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                                                                     EXHIBIT 5.2

                        ECKERT SEAMANS CHERIN & MELLOTT
                                Attorneys at Law
                          600 Grant Street, 42nd Floor
                              Pittsburgh, PA 15219
                             Telephone 412-566-6000
                             Facsimile 412-566-6099


                                        May 16, 1996

Board of Directors
PNC Bank Corp.
249 Fifth Avenue
Pittsburgh, PA  15222-2707

Ladies and Gentlemen:

We are rendering this opinion in connection with the proceedings taken and proposed to be taken by PNC Bank Corp., a Pennsylvania corporation (hereinafter the "Corporation"), regarding the registration of (i) one million (1,000,000) shares of common stock, par value of five dollars ($5.00) of the Corporation (hereinafter the "Common Stock") which will be purchased by participants of the PNC Retirement Savings Plan (hereinafter the "Plan") and (ii) an indeterminable amount of interests of participation in the Plan (the "Plan Interests").

We understand that you will rely on this opinion in connection with the Plan and the related Registration Statement on Form S-8 (the "Registration Statement") of the Corporation to be filed with the Securities and Exchange Commission relating to the registration of the Common Stock to be sold to participants of the Plan and the Plan Interests.

We participated in the design and drafting of the Plan and are therefore familiar with its terms. We have examined applicable law and made such investigations as we have deemed necessary and appropriate in order to render the opinion addressed herein.

Based upon the foregoing, it is our opinion that the Plan satisfies the technical provisions of the Employee Retirement Income Security Act of 1974, as amended (hereinafter "ERISA"), and the Internal Revenue Code of 1986, as amended (hereinafter the "Code"), although it should be noted that whether any plan qualifies under the Code is a question based upon factual considerations prevailing at any given time. While our opinion is not binding upon any governmental agency, we believe the Internal Revenue Service would act favorably upon submission of the Plan with a request for a determination letter to the same effect as our opinion.

We understand that it is the Corporation's intent to file the Plan with the Internal Revenue Service seeking a determination of the Plan's tax-qualified status under Section 401(a) of the Code. We note that the Internal Revenue Service may require that modifications be made to the Plan. The Corporation, however, has expressly reserved the right in the Plan to make such modifications to the Plan as are required to obtain receipt of a favorable determination letter from the Internal Revenue Service.

Our opinion is based upon the Plan as it is now designed and drafted and upon the provisions of ERISA, the Code, governmental regulations and judicial authorities in effect as at the date of this opinion letter, any of which may change in the future with retroactive effect.

We hereby consent to the filing of this opinion as an exhibit to the aforesaid Registration Statement and to the use of our name under the heading "Legal Opinions" in the Prospectus forming a part of such Registration Statement.

Very truly yours,

/s/ ECKERT SEAMANS CHERIN & MELLOTT

ECKERT SEAMANS CHERIN & MELLOTT